LeaderJam LLC (the "Company") a Massachusetts Organization

Financial Statements

For the years ending on December 31st 2023 and 2022.

Management Report

LeaderJam LLC
For the period ended December 31, 2023

Prepared by

Mercurius Advisory Services LLC

Prepared on

November 21, 2024

Table of Contents

Profit and Loss 3

Balance Sheet...5

Statement of Cash Flows...6

Profit and Loss

	Total
INCOME	
Client Revenue	2,178.94
Total Income	**2,178.94**
GROSS PROFIT	**2,178.94**
EXPENSES	
Automobile	
Gasoline	52.89
Parking	26.75
Repairs	12.99
Total Automobile	**92.63**
Bank Charges	2,308.00
Dues & Subscriptions	1,919.47
Entertainment	3,255.84
Filing & Fees	1,305.23
Insurance	86.36
Legal & Professional Fees	
Accounting, Bookkeeping and Tax Fees	1,916.41
Expert Fees	9,366.89
Total Legal & Professional Fees	**11,283.30**
Management Compensation	1,000.00
Marketing	
Marketing-Other	8,143.50
Total Marketing	**8,143.50**
Meals and Board Meetings	395.69
Medical Expense	356.67
Office Expenses	
Gifts	11.53
Office Supply	364.40
Total Office Expenses	**375.93**
Payroll Expenses	
Payroll Processing Fees	1,211.25
Taxes	2,027.40
Wages	23,000.00
Total Payroll Expenses	**26,238.65**
Product Development	188,760.22
Shipping and Delivery Expense	9.65
Software Expense	16,534.23
Software Development	424.53
Staffing	
Coaching Services	600.00

	Total
Sales Team (Upwork)	875.00
Total Staffing	**1,475.00**
Stationery & Printing	2.26
Subcontractors	151,242.43
Travel	233.85
Upwork Fees	7,132.94
Utilities	1,056.09
Total Expenses	**423,632.47**
NET OPERATING INCOME	-421,453.53
NET INCOME	**$ -421,453.53**

Balance Sheet

As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
LeaderBank (7016)	966.65
Total Bank Accounts	**966.65**
Total Current Assets	**966.65**
TOTAL ASSETS	**$966.65**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	22,500.00
Total Accounts Payable	**22,500.00**
Other Current Liabilities	
Loan from Principal	10,000.00
Total Other Current Liabilities	**10,000.00**
Total Current Liabilities	**32,500.00**
Long-Term Liabilities	
Loan from Principal	595,870.50
Total Long-Term Liabilities	**595,870.50**
Total Liabilities	**628,370.50**
Equity	
Owner's Equity	
Total Owner's Equity	623,826.51
Retained Earnings	-829,776.83
Net Income	-421,453.53
Total Equity	**-627,403.85**

	Total
TOTAL LIABILITIES AND EQUITY	**$966.65**

Statement of Cash Flows

	Total
OPERATING ACTIVITIES	
Net Income	-421,453.53
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	22,500.00
Citi - Credit card	1,081.00
Loan from Vic Mahadevan	10,000.00
Payroll Liabilities:Federal Taxes (941/944)	-10,891.16
Payroll Liabilities:Federal Unemployment (940)	-15.75
Payroll Liabilities:MA Income Tax	-1,628.51
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**21,045.58**
Net cash provided by operating activities	**-400,407.95**
FINANCING ACTIVITIES	
Loan from Kevin Sheehan	337,858.06
Owner's Equity:Brahma Tangella	5,000.00
Owner's Equity:Sandeep Menon	25,000.00
Owner's Equity:Stephen Ethan Lyle	5,000.00
Owner's Equity:Witt Farquhar	15,000.00
Net cash provided by financing activities	**387,858.06**
NET CASH INCREASE FOR PERIOD	**-12,549.89**
Cash at beginning of period	13,516.54
CASH AT END OF PERIOD	**$966.65**

Management Report

LeaderJam LLC
For the period ended December 31, 2022

Prepared by

Mercurius Advisory Services LLC

Prepared on

March 9, 2023

Table of Contents

Profit and Loss 3

Balance Sheet...5

Statement of Cash Flows...6

Profit and Loss

January - December 2022

	Total
INCOME	
Client Revenue	1,196.40
Total Income	**1,196.40**
GROSS PROFIT	**1,196.40**
EXPENSES	
Automobile	
Fuel	137.77
Repairs	276.86
Total Automobile	**414.63**
Bank Charges	1,512.40
Communication	595.11
Dues & Subscriptions	14.95
Entertainment	29.97
Filing & Fees	1,055.00
Legal & Professional Fees	
Accounting, Bookkeeping and Tax Fees	600.00
Total Legal & Professional Fees	**600.00**
Marketing	
Marketing-Other	350.00
Total Marketing	**350.00**
Meals and Board Meetings	513.28
Office Expenses	
Gifts	24.99
Total Office Expenses	**24.99**
Payroll Expenses	
Payroll Processing Fees	481.32
Taxes	5,974.89
Wages	20,217.75
Total Payroll Expenses	**26,673.96**
Product Development	142,384.09
Repair & Maintenance	400.00
Shipping and delivery expense	7.14
Software Expense	14,711.95
Staffing	
Sales Team (Upwork)	72,605.66
Total Staffing	**72,605.66**
Stationery & Printing	6.93
Taxes & Licenses	40.60
Travel	18.62
Total Expenses	**261,959.28**
NET OPERATING INCOME	**-260,762.88**

	Total
NET INCOME	$ -260,762.88

Balance Sheet

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
LeaderBank (7016)	13,516.54
Total Bank Accounts	**13,516.54**
Total Current Assets	**13,516.54**
TOTAL ASSETS	**$13,516.54**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Citi - Credit card	-1,081.00
Loan from Principal	258,012.44
Payroll Liabilities	
Federal Taxes (941/944)	10,891.16
Federal Unemployment (940)	15.75
MA Income Tax	1,628.51
Total Payroll Liabilities	**12,535.42**
Total Other Current Liabilities	**269,466.86**
Total Current Liabilities	**269,466.86**
Total Liabilities	**269,466.86**
Equity	
Owner's Equity	
Total Owner's Equity	573,826.51
Retained Earnings	-569,013.95
Net Income	-260,762.88
Total Equity	**-255,950.32**
TOTAL LIABILITIES AND EQUITY	**$13,516.54**

Statement of Cash Flows

January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-260,762.88
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Loan from Joseph Nevin	-3,050.00
Loan from Kevin Sheehan	206,595.00
Loan from Vic Mahadevan	-5,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**198,545.00**
Net cash provided by operating activities	**-62,217.88**
FINANCING ACTIVITIES	
Owner's Equity:Brahma Tangella	5,000.00
Owner's Equity:Kevin Sheehan	25,000.00
Owner's Equity:Stephen Oler	40,000.00
Net cash provided by financing activities	**70,000.00**
NET CASH INCREASE FOR PERIOD	**7,782.12**
Cash at beginning of period	5,734.42
CASH AT END OF PERIOD	**$13,516.54**

LeaderJam LLC

Statement of changes in equity

For the year ending on December 31st 2023 and 2022
$USD

LeaderJam LLC

Statement of Changes in Equity

For the Years Ended December 31, 2022, and December 31, 2023

Particulars	Owner's Equity (USD)	Retained Earnings (USD)	Total Equity (USD)
Balance at Jan 1, 2022	503,826.51	(569,013.95)	(65,187.44)
Net Income (Loss) 2022	-	(260,762.88)	(260,762.88)
Contributions 2022	70,000.00	-	70,000.00
Balance at Dec 31, 2022	573,826.51	(829,776.83)	(255,950.32)
Net Income (Loss) 2023	-	(421,453.53)	(421,453.53)
Contributions 2023	50,000.00	-	50,000.00
Balance at Dec 31, 2023	623,826.51	(1,251,230.36)	(627,403.85)

LeaderJam LLC

Notes to the Financial Statements

For the year ending on December 31st 2023 and 2022
$USD

1. ORGANIZATION AND PURPOSE

LeaderJam LLC. (the "Company") is a partnership organized on January 4th, 2016 under the laws of Massachusetts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

5. Related Party Transactions

The Company has raised two loans from the founder CEO totalling $258,000 and $340,000 respectively. The terms of the loans were at a 2% annual interest rate and mature in 2029.